Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: October 6, 2021

Quantum hardware startup Rigetti Computing to go public in $1.5B SPAC deal with ex-Zillow CEO

GeekWire

By GeekWire Staff

October 6, 2021

Rigetti is going public.

The Bay Area-based makers of quantum computers and processors announced Wednesday that it will merge with a SPAC called Supernova Partners Acquisition Company II in a deal that values Rigetti at $1.5 billion.

Supernova raised $345 million in March to pursue a SPAC deal. It is led by ex-Zillow CEO Spencer Rascoff, in addition to Alexander Klabin, Robert Reid and Michael Clifton. Klabin formerly led Senator Investment Group and will soon become executive chairman of Sotheby’s. Reid spent 21 years at Blackstone. Clifton was most recently a senior investment professional at The Carlyle Group.

This is the second SPAC deal for the group, which previously acquired real estate company Offerpad and took it public earlier this year.

Also known as “blank check” companies, SPACs typically do not have an established business and are used to raise funds via public offering for a future merger or acquisition by a specific deadline. There was a SPAC boom starting in 2020 that continued into this year, with 456 SPAC IPOs in 2021, according to SPACInsider. But the aftermarket performance of SPACs has steadily fallen over the past several months.

Even with more regulatory scrutiny and high-profile SPAC “blowups,” many investors are still bullish about SPACs, The New York Times reported in August.

Rigetti is led by founder and CEO Chad Rigetti, who previously worked in the quantum computing group at IBM and earned his Ph.D from Yale. The 8-year-old company previously raised more than $200 million and plans to receive about $458 million as part of the SPAC merger.

The coming era of quantum computers could bring about enormous changes to the way products and services are built, assuming its potential can be fully realized.

“In the next decade one Rigetti quantum computer could be more powerful than today’s entire global cloud,” Rigetti said in a statement. “Rigetti is the leading innovator in this space. Our team has solved the most pressing scientific problems associated with bringing quantum computing to market by creating a scalable computer and high-performance integration with existing computing systems. We plan to use this capital to accelerate our product development and accelerate our goal to bring this transformational computing capability to every major industry.”

Rigetti reported revenue of $5.5 million for the year ended Jan. 31, 2021, and a net loss of $26.1 million. It estimates revenue to grow to $288 million by 2025, and $594 million by 2026.

IonQ, a competitor to Rigetti, went public earlier this week via its own SPAC deal that valued the company at $2 billion.

Rigetti has more than 130 employees. It plans to trade under the ticker RGTI on the New York Stock Exchange. See the company’s investor presentation here.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.